FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2012
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 22, 2012 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 22, 2012

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

News Release

March 21, 2012

JAGUAR LAND ROVER AND CHERY AUTOMOBILE COMPANY LTD AGREE TERMS ON PROPOSED JOINT VENTURE COMPANY IN CHINA

Mumbai, March 22, 2012:Jaguar Land Rover (JLR) and Chery Automobile Company Ltd have reached agreement on a proposed joint venture in China.The agreement follows extensive talks between JLR and Chery on establishing an equal partnership company. The scope of the proposed joint venture (JV) would include manufacture of JLR- and JV-branded vehicles; establishment of a research and development facility; engine manufacture; and sale of vehicles produced by the JV company. JLR and Chery will now follow the official process to establish a joint venture company in China. In a joint statement, Dr Ralf Speth, JLR Chief Executive Officer, and Mr Yin Tongyao, Chairman and Chief Executive Officer of Chery Automobile Company Ltd, said:"Working together on this proposed joint venture is an exciting prospect for both JLR and Chery. Demand for Jaguar and Land Rover vehicles continues to increase significantly in China and we believe that JLR and Chery can jointly realise the potential of these iconic brands in the world's largest car market. "Our ambition is to leverage the respective strengths of our two businesses - in research and development; technological innovation; manufacturing excellence and local consumer knowledge - to offer Chinese customers the most advanced, highly efficient products featuring the very latest technologies." Terms and conditions of the commercial agreement are not being disclosed at this time and as such, no further details are available.

Editor's notes:

Background on JLR

Jaguar Land Rover (JLR), a wholly-owned subsidiary of Tata Motors, is the largest manufacturer of premium vehicles in the UK. The company, with a global workforce exceeding 21,000 employees, sells vehicles in more than 170 countries. The UK, North America and China are its largest markets. In 2005, sales in China accounted for 1% of combined Jaguar and Land Rover sales. It is now JLR's third largest market and is still growing; annual sales in 2011 increased by 60%, to 42,000. JLR is headquartered at Whitley, near the UK city of Coventry.

Background on Chery

Chery Automobile Co. Ltd was founded on 8 January 1997. The company is headquartered in Wuhu, Anhui Province, China. Since its formation, Chery has emerged as one of China's largest and most productive automotive manufacturers. Chery is also China's largest vehicle exporter to markets over 60 countries. Chery products include passenger cars, SUVs as well as engines and transmissions. In 2011, Chery recorded sales of 643,000 units, ranked No. 6 among the passenger vehicle manufacturers in China.

/ends

JLR Corporate Communications contacts:

Paul Chadderton, Global PR Director, Corporate Communications M: 0044 (0)2476 207245 E: pchadder@jaguarlandrover.com

Jonathan Griffiths, Senior Manager, Corporate and International Communications M: 0044 (0)7801 126893 E: jgriff76@jaguarlandrover.com

Nick O'Donnell, JLR Corporate Communications T: 0044 (0)7825 115951 E: nodonne2@jaguarlandrover.com

About Tata Motors.

Tata Motors Limited is India's largest automobile company, with consolidated revenues of Rs.1,23,133 crores (USD 27 billion) in 2010-11.Through subsidiaries and associate companies,Tata Motorshas operations in the UK,South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 5.9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles in each segment, and among the top three in passenger vehicles with winning products in the compact, midsize car and utility vehicle segments. It is also the world's fourth largest truck manufacturer and the third largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. It has franchisee/joint venture assembly operations in Kenya, Bangladesh, Ukraine, Russia, Senegal and South Africa. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.